Exhibit 3.45

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

FIRST: The name of the limited liability company is US Salt LLC.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its Registered Agent at such address is The Corporation Trust Company.

THIRD: (Insert any other matters the members determine to include herein.): None

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation of US Salt LLC this 20th day of July, 1998.

/s/ Mark C. Demetres
Mark C. Demetres

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 12:00 PM 07/22/1998 981284628 – 2926277